SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

Class B-1 Common Stock, Par Value $0.01 Per Share

Class B-2 Common Stock, Par Value $0.01 Per Share

Class B-3 Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

720190 206

720190 305

720190 404

720190 503

(CUSIP Number of Class of Securities)

Donald A. Miller, CFA

Chief Executive Officer

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350

Johns Creek, Georgia 30097

(770) 418-8800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies to:

John J. Kelley III

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309-3521

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 to Schedule 14D–9 amends and supplements the Solicitation / Recommendation Statement on Schedule 14D–9 (the “Statement”) originally filed by Piedmont Office Realty Trust, Inc. with the Securities and Exchange Commission on February 22, 2010. Except as specifically noted herein, the information set forth in the Statement remains unchanged.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(2) Press Release of Piedmont Office Realty Trust, Inc. dated March 2, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PIEDMONT OFFICE REALTY TRUST, INC.

By:	/S/ ROBERT E. BOWERS

Date:	March 2, 2010